SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  24 June 2010

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, Portugal Telecom, SGPS S.A. (“PT)” informs that it has been notified by  Telefónica that this company now holds less than 5% of the share capital and corresponding voting rights in PT. Copy of the entire notification received is attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

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To: Portugal Telecom, SGPS S.A.

Avenida Fontes Pereira de Melo, no. 40, 10º

1060-300 Lisbon

Madrid, 23 June 2010

RE: Qualified Shareholding Reduction

Dear Sirs,

Pursuant to and for the purposes of article 16 of the Portuguese Securities Code (“PSC”) and of article 2 of CMVM Regulation 5/2008, Telefónica, S.A., with registered offices located at Gran Via 28, 28013 Madrid, Spain, with a share capital of €4,563,996,485.00, registered before the Commercial Registry of Madrid, Tomo 12,534, Folio 21, Sheet M-6164, registration number 1359, taxpayer number A-28/015865 (“Telefónica”) hereby informs that it now holds less than 5% of the share capital and corresponding voting rights of Portugal Telecom, SGPS S.A. (“PT”), as a result of the following disposals executed on 17, 18, 21 June 2010, over-the-counter, by Telefónica and its direct or indirect subsidiaries, Telesp – Telecomunicações de São Paulo, S.A (“Telesp”) and Aliança Atlântica Holding B.V. (“Aliança Atlântica”):

1)              Telefónica – 58,204,839 ordinary shares, representing 6.49% of the share capital and voting rights of PT;

2)              Telesp – 7,994,250 ordinary shares, representing 0.89%, of the share capital and voting rights of PT;

3)              Aliança Atlântica – 5,329,500 ordinary shares, representing 0.60% of the share capital and voting rights of PT.

Following the abovementioned disposals, Telefónica decreased its qualified holding at PT as follows:

a)              On 17 June 2010, its global holding calculated in the terms of article 20 of the Portuguese Securities Code dropped below the 10% of the voting rights threshold;

b)             On 18 June 2010, its direct holding dropped below the 5% of the voting rights threshold;

c)              On 21 June 2010, its global holding calculated in the terms of article 20 of the Portuguese Securities Code dropped below the 5% of the voting rights threshold.

Following these disposals, as from 21 June 2010, 2.02% of PT’s voting rights corresponding to 18,122, 661 shares corresponding to 2.02% of PT’s share capital directly held are attributed to Telefónica. Telesp and Aliança Atlântica are no longer holders of any shares representing the share capital of PT.

Yours faithfully,

Telefónica, S.A.

María Luz Medrano Aranguren

Vicesecretaria del Consejo de Administración Telefónica, S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.